Twin Vee PowerCats Co.

July 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Twin Vee Powercats Co. Registration Statement on Form S-1, as amended File No: 333-255134 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twin Vee Powercats Co. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-255134), to become effective on Tuesday, July 20, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Hank Gracin, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Gracin at (561) 926-7995 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

TWIN VEE POWERCATS CO.

By:	/s/ Joseph C. Visconti
Name:	Joseph C. Visconti
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP Hank Gracin, Esq., Gracin & Marlow, LLP